Exhibit 6.6

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this “Amendment”), dated as of June 1, 2018 (the “Amendment Effective Date”), between Apex Farms Corp., a Nevada corporation (the “Company”), and Alexander M. Woods-Leo, an individual (the “Executive” and, together with the Company, the “Parties”).

RECITALS

The Company and the Executive entered into an Employment Agreement (the “Agreement”) dated as of May 1, 2018. The Parties desire to amend the Agreement in the manner reflected herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows, effective as of the Amendment Effective Date:

1. Amendment to Section 3(a). Section 3(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Salary. An annual base salary (the “Base Salary”) of $125,000 payable not less frequently than monthly or at more frequent intervals in accordance with the then customary payroll practices of the Company. The Base Salary payable to the Executive shall be increased annually by no less than 5% or such greater amount as is determined by the Board of Directors.  As the Company does not have the cash necessary to pay the Base Salary to the Executive for at least the first year of this Agreement, the Company shall pay to the Executive on the date hereof the first year of the Executive’s Base Salary (May 1, 2018 until April 30, 2019) in advance by issuing to the Executive 1,785,714 shares of the Company’s Common Stock ($125,000/$0.07). Until such time as the Company’s cash flow supports the payment of the Executive’s Base Salary (as determined in good faith by the Board of Directors of the Company) (the “Cash Flow Positive Date”), the Company shall not be required to pay to the Executive the Base Salary and, instead, the Base Salary shall accrue on the books of the Company as a debt or liability to the Executive. Alternatively, until the Cash Flow Positive Date, at the Company’s option, the Company may pay all or any portion of the Base Salary then accrued and owing to the Executive by the issuance to the Executive of the Company’s Common Stock having a value that is equal to the then owing amount of accrued Base Salary as determined by the Board of Directors of the Company in good faith.”

2. Ratification. All terms and provisions of the Agreement not amended hereby, either expressly or by necessary implication, shall remain in full force and effect. From and after the date of this Amendment, all references to the term “Agreement” in this Amendment shall include the terms contained in this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Amendment Effective Date.

COMPANY:

Apex Farms Corp.

By:	/s/ Alexander M. Woods-Leo
	Name:	Alexander M. Woods-Leo
	Title:	Chief Executive Officer

	Address:	1105 Monterey Place
Wilmington, DE 19809

EXECUTIVE:

/s/ Alexander M. Woods-Leo
Alexander M. Woods-Leo

	Address:	1105 Monterey Place
Wilmington, DE 19809